Exhibit 99.1

Nano Dimension Announces Israeli Court Ruling That Board Can
Continue Leading as Normal, Including Completion of a Stratasys Transaction

Court Also Decided that Two Observers Will be Appointed Temporarily, Until Matter is Resolved

The Company Intends to Appeal to the Supreme Court

Waltham, Mass., April 17, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that the Israeli court decided that the Company’s board of directors can continue to lead and govern the Company as they have been with full capacity to make decisions in-line with their existing responsibilities, including with regards to completion of a transaction with Stratasys (Nasdaq: SSYS).

This decision confirms that the board of directors has full legitimacy to transact with Stratasys, in contrast to what was stated in the Stratasys press releases concerning the Company’s indicative offers to buy the Stratasys shares.

The court also decided that, on a temporary basis, until the Company’s next annual meeting or resolution of this matter by the court, two observers will be appointed, subject to signing the Company’ non-disclosure agreements and their obligation to maintain fiduciary duties. Nano Dimension intends to appeal to the Israeli Supreme Court against this decision.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented: “We are happy that an Israeli court adjudicated what we have articulated to our shareholders and other stakeholders – that our board of directors is authorized to execute its full authority, both in the ordinary course and in the non-ordinary course of business. We hope this clarifies our standing, especially to Stratasys’ board of directors, who called this issue into question. In regard to the court’s decision to appoint two observers, the Company intends to appeal to the Israeli Supreme Court.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the completion of a transaction with Stratasys and its intention to appeal to the Israeli Supreme Court. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com